 ALAMOS GOLD INC.

2020 FINANCIAL REPORT
December 31, 2020 and 2019
(Prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX
Management's Responsibility for Financial Reporting
Reports of Independent Registered Public Accounting Firm
Consolidated Financial Statements
▪Consolidated Statements of Financial Position
▪Consolidated Statements of Comprehensive Income
▪Consolidated Statements of Changes in Equity
▪Consolidated Statements of Cash Flows
▪Notes to Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements of Alamos Gold Inc. (the “Company”) and the information in these annual financial statements are the responsibility of management and have been reviewed and approved by the Company’s board of directors (the “Board of Directors”). The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In the preparation of these consolidated financial statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on the best estimates and judgements of management.
To discharge its responsibilities for financial reporting and safeguarding of assets, management depends on the Company’s systems of internal control over financial reporting. These systems are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have assessed and concluded on the design, implementation and operating effectiveness of internal control over financial reporting as at December 31, 2020.
The Board of Directors oversees management’s responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the Company. This Committee meets with management and the Company’s independent auditors, KPMG LLP, to ensure that management properly fulfill its financial reporting responsibilities, review the consolidated financial statements, and recommend approval by the Board of Directors. The Audit Committee provides full and unrestricted access to the independent auditors and also meets with the independent auditors, without the presence of management, to discuss the scope and results of their audits, the adequacy of internal control over financial reporting, and the quality of financial reporting.
The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).
"John A. McCluskey"
John A. McCluskey
President and Chief Executive Officer
"James R. Porter"
James R. Porter, CPA, CA, CPA (Illinois)
Chief Financial Officer

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alamos Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Alamos Gold Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2021, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the carrying value of mineral property, plant and equipment of the Young-Davidson cash generating unit

As discussed in Note 7 to the consolidated financial statements, the carrying value of the Company’s mineral property, plant and equipment balance was $3,101.3 million as of December 31, 2020, of which $1,507.5 million related to the Young-Davidson cash generating unit. As discussed in Note 3(j) to the consolidated financial statements, the Company reviews the carrying amounts of mineral property, plant and equipment for impairment or possible reversal of any previous impairment at each reporting date or whenever events or circumstances indicate the carrying amounts may not be recoverable or indicate that a previous impairment may have reversed. If such indicators are identified, a review is undertaken to compare the recoverable amount to the carrying amount of the cash generating unit.

We identified the evaluation of the carrying value of mineral property, plant and equipment of the Young-Davidson cash generating unit as a critical audit matter. A high degree of auditor judgment was required to assess expected future production costs and production levels, estimated future gold prices, the future foreign exchange rate and the discount rate used to evaluate the carrying value of the mineral property, plant and equipment of the Young-Davidson cash generating unit. Minor changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount. In addition, a higher degree of auditor judgment was required to evaluate the Company’s estimates of mineral reserves and resources.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s carrying value assessment process including controls over the determination of expected future production costs and production levels, estimated future gold prices, the future foreign exchange rate and the discount rate as well as estimated mineral reserves and resources. We evaluated the Company’s expected future production costs and production levels used in the life of mine plans by comparing them to historical results. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the estimates of mineral reserves and resources, as well as the industry and regulatory standards they applied. We evaluated the Company’s estimate of mineral reserves and resources by comparing the Company’s historical estimates to actual results. We involved valuation professionals with specialized skills and knowledge who assisted in:

a.evaluating the estimated future gold prices and the future foreign exchange rate by comparing them to publicly available information

b.evaluating the discount rate by comparing to an estimate that was independently developed using publicly available information and data for comparable entities.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2005.

Toronto, Canada
February 23, 2021

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alamos Gold Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Alamos Gold Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated February 23, 2021, expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2020. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Public Accountants, Licensed Public Accountants
Toronto, Canada February 23, 2021

2020 FINANCIAL REPORT
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Stated in millions of United States dollars)

	December 31, 2020	December 31, 2019
A S S E T S
Current Assets
Cash and cash equivalents	$220.5	$182.8
Equity securities (note 15)	43.7	22.8
Amounts receivable (note 5)	34.7	37.4
Income taxes receivable	—	4.6
Inventory (note 6)	148.5	126.9
Other current assets	26.0	19.8
Total Current Assets	473.4	394.3

Non-Current Assets
Long-term inventory (note 6)	17.9	25.7
Mineral property, plant and equipment (note 7)	3,101.3	2,933.4
Other non-current assets	43.9	43.1
Total Assets	$3,636.5	$3,396.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 8)	$131.4	$127.3
Income taxes payable	15.5	—
Total Current Liabilities	146.9	127.3

Non-Current Liabilities
Deferred income taxes (note 10)	559.9	513.7
Decommissioning liabilities (note 9)	75.2	57.1
Other non-current liabilities	3.0	3.1
Total Liabilities	785.0	701.2

E Q U I T Y
Share capital (note 11)	$3,702.9	$3,693.3
Contributed surplus	88.5	90.7
Accumulated other comprehensive income (loss)	18.2	(0.2)
Deficit	(958.1)	(1,088.5)
Total Equity	2,851.5	2,695.3
Total Liabilities and Equity	$3,636.5	$3,396.5

Commitments (note 19)
The accompanying notes form an integral part of these consolidated financial statements.
"John A. McCluskey"                    "Paul J. Murphy"
John A. McCluskey                    Paul J. Murphy
President and Chief Executive Officer            Chairman

6	Alamos Gold Inc.

2020 FINANCIAL REPORT
ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2020 and 2019
(Stated in millions of United States dollars, except share and per share amounts)

	December 31,	December 31,
	2020	2019
OPERATING REVENUES	$748.1	$683.1

COST OF SALES
Mining and processing	312.6	339.0
Royalties (note 19)	10.2	17.4
COVID-19 costs (note 6)	6.5	—
Amortization	152.7	165.0
	482.0	521.4
EXPENSES
Exploration	7.2	6.7
Corporate and administrative	21.0	19.8
Share-based compensation (note 11)	10.3	9.2
	520.5	557.1
EARNINGS FROM OPERATIONS	227.6	126.0

OTHER EXPENSES
Finance expense	(4.3)	(2.5)
Foreign exchange (loss) gain	(1.4)	0.3
Other (loss) gain (note 12)	(3.7)	5.1
EARNINGS BEFORE INCOME TAXES	$218.2	$128.9

INCOME TAXES (note 10)
Current income tax expense	(30.1)	(12.7)
Deferred income tax expense	(43.9)	(20.1)
NET EARNINGS	$144.2	$96.1

Items that may be subsequently reclassified to net earnings:
Unrealized gain on currency hedging instruments, net of taxes	1.1	6.0
Unrealized gain on fuel hedging instruments, net of taxes	0.1	0.5
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	23.8	2.5
Total other comprehensive income	$25.0	$9.0
COMPREHENSIVE INCOME	$169.2	$105.1

EARNINGS PER SHARE (note 11)
– basic	$0.37	$0.25
– diluted	$0.37	$0.24
Weighted average number of common shares outstanding (000's)
– basic	391,675	390,160
– diluted	394,862	393,427
The accompanying notes form an integral part of these consolidated financial statements.

7	Alamos Gold Inc.

2020 FINANCIAL REPORT
ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2020 and 2019
(Stated in millions of United States dollars)	December 31,	December 31,
	2020	2019
SHARE CAPITAL (note 11)
Balance, beginning of the year	$3,693.3	$3,705.2
Repurchase and cancellation of common shares (note 11)	(10.7)	(26.1)
Issuance of shares related to share-based compensation	7.5	7.0
Issuance of shares related to dividend reinvestment and share purchase plan	10.0	—
Transfer from contributed surplus of share-based compensation redeemed	2.8	2.5
Issuance of shares through flow-through share agreements	—	5.9
Cancellation of unexchanged post-amalgamation shares	—	(1.2)
Balance, end of year	$3,702.9	$3,693.3

CONTRIBUTED SURPLUS
Balance, beginning of the year	$90.7	$87.3
Share-based compensation	4.1	5.8
Transfer of share capital of share-based compensation redeemed	(2.8)	(2.5)
Distribution of share-based compensation	(3.5)	(3.8)
Reclassification of expiration of warrants	—	3.9
Balance, end of year	$88.5	$90.7

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of the year on currency hedging instruments	$4.6	($1.4)
Unrealized gain on currency hedging instruments, net of taxes	1.1	6.0
	$5.7	$4.6

Balance, beginning of the year on fuel hedging instruments	$—	(0.5)
Unrealized gain on fuel hedging instruments, net of taxes	0.1	0.5
	$0.1	$—

Balance, beginning of the year on equity securities	($4.8)	($7.3)
Realized gain on sale of equity securities, reclassified to deficit	(6.6)	—
Unrealized gain on equity securities, net of taxes	23.8	2.5
	$12.4	($4.8)
Balance, end of year	$18.2	($0.2)

DEFICIT
Balance, beginning of the year	($1,088.5)	($1,184.9)
Dividends (note 11(f))	(25.6)	(15.6)
Repurchase and cancellation of common shares (note 11)	5.2	14.7
Cancellation of unexchanged post-amalgamation shares	—	1.2
Reclassification of realized gain on sale of equity securities, net of tax	6.6	—
Net earnings	144.2	96.1
Balance, end of year	($958.1)	($1,088.5)

TOTAL EQUITY	$2,851.5	$2,695.3
The accompanying notes form an integral part of these consolidated financial statements.

8	Alamos Gold Inc.

2019 FINANCIAL REPORT
ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2020 and 2019
(Stated in millions of United States dollars)

	December 31, 2020	December 31, 2019
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$144.2	$96.1
Adjustments for items not involving cash:
Amortization	153.8	165.0
Foreign exchange loss (gain)	1.4	(0.3)
Current income tax expense	30.1	12.7
Deferred income tax expense	43.9	20.1
Share-based compensation	10.3	9.2
Finance expense	4.3	2.5
Other items (note 13)	(5.1)	(12.2)
Changes in working capital and taxes paid (note 13)	(14.5)	(32.7)
	368.4	260.4
INVESTING ACTIVITIES
Mineral property, plant and equipment	(246.1)	(263.6)
Repurchase of Island Gold royalty (note 7 ii)	(54.8)	—
Acquisition of Trillium Mining Corp. (note 7 i)	(19.5)	—
Proceeds from disposition of equity securities	9.7	—
Investment in equity securities	(3.4)	(4.0)
	(314.1)	(267.6)
FINANCING ACTIVITIES
Proceeds from draw down of credit facility	100.0	—
Repayment of credit facility	(100.0)	—
Proceeds from share purchase plan (note 11(a)(ii))	8.3	—
Repayment of debt and equipment financing obligations	(0.5)	(3.3)
Credit facility interest and transaction fees	(1.5)	(1.2)
Proceeds received from the exercise of stock options and warrants	7.5	7.0
Dividends paid	(23.9)	(15.6)
Purchase and cancellation of common shares (note 11)	(5.5)	(11.4)
Proceeds from issuance of flow-through shares	—	7.5
	(15.6)	(17.0)
Effect of exchange rates on cash and cash equivalents	(1.0)	1.0
Increase (decrease) in cash and cash equivalents	37.7	(23.2)
Cash and cash equivalents - beginning of year	182.8	206.0
CASH AND CASH EQUIVALENTS - END OF YEAR	$220.5	$182.8
The accompanying notes form an integral part of these consolidated financial statements.

9	Alamos Gold Inc.

2020 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Consolidated Financial Statements
December 31, 2020 and 2019
(In United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson and Island Gold mines in Canada, as well as the Mulatos mine in Mexico. In addition, the Company owns the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay St, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been prepared using the historical cost convention, other than for certain financial instruments, which are measured in accordance with the policy disclosed in note 3.
The consolidated financial statements were authorized for issue by the Board of Directors on February 23, 2021.

10	Alamos Gold Inc.

2020 FINANCIAL REPORT

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of consolidation
These consolidated financial statements include the accounts of the Company and the following subsidiaries:

Company	Principal activity	Country of incorporation
AuRico Gold Chihuahua, S.A. de C.V., SOFOM E.N.R.	Administrative services	Mexico
AuRico Gold Holdings Inc.	Holding company	Canada
AuRico Gold (USA), Inc.	Administrative services	United States of America
Capital Gold Corporation	Holding company	United States of America
Leadville Mining & Milling Holding Corporation	Holding company	United States of America
Minera Santa Rita, S. de R.L. de C.V.	Gold and silver mining	Mexico
Nayarit Gold Inc.	Holding company	Canada
Oro de Altar, S.A. de C.V.	Holding company	Mexico
0975828 B.C. LTD.	Holding company	Canada
Orsa Ventures Corp.	Holding company	Canada
Minas de Oro Nacional, S.A. de C.V.	Gold and silver mining	Mexico
Operason S.A. de C.V.	Administrative services	Mexico
Sonora Gerencial S.A. de C.V.	Administrative services	Mexico
Esperanza Silver de Mexico SA de CV	Gold and silver mining	Mexico
Servicios Mineros Tetlama S.A. de C.V.	Administrative services	Mexico
Esperanza Silver Peru SAC	Gold and silver mining	Peru
Dogu Biga Madencilik Sanayi Ticaret AS	Gold and silver mining	Turkey
Quartz Mountain Gold Ltd.	Gold and silver mining	United States of America
Carlisle Goldfields Ltd.	Holding company	Canada
Patricia Mining Corp.	Holding company	Canada
Alamos Gold Holdings Inc.	Holding company	Canada
Alamos Gold Holdings Coöperatief U.A.	Holding company	Netherlands
Alamos Gold Holdings B.V.	Holding company	Netherlands
Host's Gold Incorporated	Holding company	Canada
Trillium Mining Corp.	Holding company	Canada
2663200 Ontario Inc.	Holding company	Canada
These subsidiaries are controlled by the Company, and are wholly-owned. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
(b) Investments in associates and joint ventures
The Company accounts for investments in associates and joint ventures using the equity method of accounting. The carrying value of the Company’s investments in associates and joint ventures represents the cost of the investment, including the Company’s share of retained earnings and losses subsequent to formation. At the end of each reporting period, the Company assesses its investments for any indicators of impairment.
(c) Foreign currency
Functional and presentation currency
These consolidated financial statements are presented in United States dollars (“US dollars”), which is the functional currency of the Company and all its subsidiaries.

11	Alamos Gold Inc.

2020 FINANCIAL REPORT
Translation of transactions and balances into the functional currency
Transactions in currencies other than the Company's or a subsidiary's functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.
Exchange differences are recognized in net earnings in the period in which they arise. Exchange differences on deferred foreign tax assets and liabilities are presented as deferred income tax expense on the Consolidated Statements of Comprehensive Income.
(d) Revenue recognition
Revenue from the sale of gold, including refined metal, dore and gold concentrate, is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined metal, dore, or gold concentrate has been accepted by the customer. Once the customer has accepted the metals, control has typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.
(e) Cash and cash equivalents
The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.
(f) Inventories
Parts and supplies inventory
Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.
Stockpile inventory
Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, to the extent determined recoverable, and are removed at the average cost per tonne. Stockpile inventory is measured at the lower of cost and net realizable value.
In-process inventory
The recovery of gold is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on the current stockpiled mining cost and current processing cost, including applicable overhead, depletion and amortization relating to mining and processing operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per recoverable ounce of gold in-process inventory. In-process inventory is measured at the lower of cost and net realizable value.
Finished goods inventory
Finished goods inventory consists of dore bars and gold concentrate containing predominantly gold by value which are generally refined off-site to return saleable metals. Dore and gold concentrate inventory is valued at the lower of cost to produce and net realizable value.
For all classes of gold inventory, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and/or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.

12	Alamos Gold Inc.

2020 FINANCIAL REPORT
(g) Long-lived assets
Mineral property, plant and equipment
Mineral property, plant and equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any reclamation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the fair value of consideration given to acquire the asset. The value of the right-of-use assets are also included within property, plant and equipment. Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in net earnings as incurred.
The cost of property, plant and equipment, less any applicable residual value, is allocated over the estimated useful life of the asset on a straight-line basis, or on a unit-of-production basis if that method is more reflective of the allocation of benefits among periods. Amortization commences on an asset when it has been fully commissioned and is available for use. Amortization rates applicable to each category of property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Leasehold improvements	Lease term
Mobile equipment	2-10 years
Other equipment	2-20 years
Processing plant	Unit-of-production
Shaft, underground infrastructure and mineral properties	Unit-of-production
Vehicles	3-7 years
Buildings	7-20 years
Office equipment	2-8 years

When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations; however, this physical life cannot exceed the remaining life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.
Exploration and evaluation assets
Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.
Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, costs of pre-feasibility studies, and for qualifying assets, borrowing costs. Subsequent to obtaining the legal right to explore, these costs are capitalized pending determination of the technical feasibility and commercial viability of the project. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that exploration activities related to the property are continuing and/or planned for the future. If an exploration property does not prove viable, an impairment loss is recognized in net earnings as the excess of the carrying amount over the recoverable amount (refer to note 3 (j) for definition of recoverable amount) in the period in which that determination is made.
Exploration and evaluation expenditures are initially capitalized as exploration and evaluation assets and are subsequently reclassified to mine development costs upon determining that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. The demonstration of the technical feasibility and commercial viability is the point at which management determines that it will develop the project. This typically includes, but is not limited to, the completion of an economic feasibility study; the establishment of mineral reserves; and the receipt of the applicable construction and operating permits for the project. Upon demonstrating the technical feasibility and commercial viability of establishing a mineral reserve, the Company performs an impairment test, based on the recoverable amount, prior to reclassification of exploration and evaluation assets to mine development costs in accordance with IFRS 6, Exploration for and evaluation of Mineral Resources. In addition, the carrying values of exploration and evaluation assets are reviewed periodically, when impairment indicators exist, for possible impairment, based on the recoverable amount.

13	Alamos Gold Inc.

2020 FINANCIAL REPORT
Mining interests and mine development costs
The Company may hold interests in mineral properties in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The Company capitalizes payments made in the process of acquiring legal title to these properties.
Property acquisition and mine development costs are recorded at cost. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are recorded in inventory. Pre-production expenditures incurred prior to the mine being capable of operating in the manner intended by management are capitalized. Borrowing costs for qualifying assets are capitalized to mine development costs while construction and development activities at the property are in progress. Any proceeds from the sale of metals during the development and commissioning phase of a project are netted against the expenditures being capitalized. The development and commissioning phase ceases upon the commencement of commercial production.
Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as mining and processing costs.
Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable mineral reserves of the mine and the portion of mineralization from measured, indicated and inferred mineral resources expected to be classified as mineral reserves, in applicable mines. The Company determines the portion of mineralization expected to be classified as mineral reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.
The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.
Commercial production
Commercial production is reached when an open pit or underground mine is in the condition necessary for it to be capable of operating in the manner intended by management. The Company considers a range of factors when determining whether commercial production has been reached, which may include the completion of all required major capital expenditures, the demonstration of continuous production near the level required by the design capacity of the processing facilities, and the demonstration of continuous throughput levels at or above a target percentage of the design capacity. The Company assesses the ability to sustain production and throughput over a certain period, depending on the complexity of the operation, prior to declaring that commercial production has been reached.
Capitalized stripping costs
Pre-production stripping costs are capitalized as part of the cost of constructing a mine.
Mining costs associated with stripping activities during the production phase of a mine are capitalized only if the Company can identify the component of the ore body for which access is obtained, the costs associated with the related stripping activities can be measured reliably, and the activities represent a future benefit to the mining interest, in that access is gained to sources of mineral reserves and resources that will be produced in future periods that would otherwise not have been accessible. Production stripping costs are allocated between inventory and capital based on the expected volume of waste extracted for a given volume of ore production. The expected volume of waste to be allocated to inventory is determined with reference to the life of mine stripping ratio of a particular mine or deposit, with the remaining amount allocated to capital. The amount of waste capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.
Capitalized stripping costs are depleted over the expected mineral reserves and resources benefiting from the stripping activity using the unit-of-production method based on estimated proven and probable mineral reserves, and the portion of mineralization expected to be classified as mineral reserves.
Investment tax credits
Investment tax credits are earned as a result of incurring eligible exploration and development expenses prior to commercial production. Investment tax credits are accounted for as a reduction to property, plant and equipment or mining interests.

14	Alamos Gold Inc.

2020 FINANCIAL REPORT
Investment tax credits also arise as a result of incurring eligible research and development expenses and these credits are recorded as a reduction to the related expenses.
Derecognition
Upon replacement of a major component, or upon disposal or abandonment of a long-lived asset, the carrying amounts of the assets are derecognized with any associated gains or losses recognized in the Consolidated Statements of Comprehensive Income.
(h) Intangible assets
Identifiable intangible assets are recorded at fair value on the date of acquisition. Subsequent to initial recognition, they are recorded at cost less accumulated amortization and accumulated impairment losses. Identifiable intangible assets with a finite useful life are amortized on a straight-line basis over their expected useful life, unless another method represents a more accurate allocation of the expense over their useful life. Amortization expense resulting from intangible assets, is included in amortization expense in the Consolidated Statements of Comprehensive Income.
(i) Goodwill
Goodwill represents the difference between the consideration transferred in a business combination and the fair value of the identifiable net assets acquired, and is not amortized. Goodwill, if identified upon acquisition, is allocated to the cash-generating unit (“CGU”) or group of CGUs expected to benefit from the related business combination for the purposes of impairment testing. A CGU is defined as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets.
(j) Impairment of non-financial assets
The carrying amounts of non-financial assets, excluding inventories and deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the CGU level.
If applicable, on an annual basis, the Company evaluates the carrying amount of CGUs to which goodwill has been allocated to determine whether such carrying amount may be impaired. To accomplish this, the Company compares the recoverable amount of a CGU to its carrying amount. This evaluation is performed more frequently if there is an indication that a CGU may be impaired.
If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs, if any, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.
Where the recoverable amount is assessed using discounted cash flow techniques, the estimates are based on detailed mine or production plans. The mine plan is the basis for forecasting production output in each future year and for forecasting production costs. For value-in-use calculations, production costs and output in the mine plan may be revised to reflect the continued use of the asset in its present form.
Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized. Goodwill impairments are not reversed.
(k) Impairment of financial assets
For financial assets measured at amortized cost, the impairment model under IFRS 9, Financial Instruments ("IFRS 9") reflects expected credit losses. The Company recognizes loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

15	Alamos Gold Inc.

2020 FINANCIAL REPORT
(l) Flow-through shares
The Company may issue flow-through common shares to finance its Canadian exploration program or qualifying Canadian underground development. Pursuant to the Canadian Income Tax Act and the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. Proceeds received from flow-through share agreements are separated into a liability and share capital. The liability, which represents the obligation to renounce flow-through exploration and/or development expenditures, is calculated as the excess of cash consideration received over the market price of the Company’s shares on the agreement’s closing date. Upon qualifying exploration and/or development expenditures being incurred, the Company derecognizes the liability and recognizes it as other income. The related deferred tax expense is also recognized at the time the expenditures are incurred.
The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced, in accordance with the Canadian Income Tax Act flow-through regulations. When applicable, the estimated tax payable is accrued until paid.
(m) Uncertain tax positions
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective subsidiary’s country of domicile.
(n) Provisions
Decommissioning liabilities
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating licence conditions, and the laws, regulations, and environment in which the mine operates.
Decommissioning liabilities are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected future cash flows required to reclaim the disturbance for each mine operation, which are adjusted to reflect inflation, and discounted to their present value. The inflation rate used is determined based on external forecasts for inflation in the country in which the related mine operates. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the currency in which the cash flows are expected to be paid. The discount rate does not reflect risks for which the cash flows have been adjusted. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Company policies that give rise to a constructive obligation.
Upon initial recognition of a decommissioning liability, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost is recognized in mineral property and amortized in accordance with the Company's policy for the related asset.
The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance expense on the Consolidated Statements of Comprehensive Income.
Decommissioning liabilities are adjusted for changes in estimates. Such adjustments, which are not the result of the current production of inventory, are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the unamortized capitalized cost of the related assets. In instances where the capitalized cost of the related assets is nil, or will be reduced to nil, the remaining adjustment is recognized in earnings or loss. If reclamation and restoration costs are incurred as a consequence of the production of inventory, the costs are recognized as a cost of that inventory. Factors influencing such changes in estimates include revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation; and movements in interest rates affecting the discount rate applied.

16	Alamos Gold Inc.

2020 FINANCIAL REPORT
Other provisions
Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
(o) Share-based compensation
The Company measures all equity-settled share-based awards made to employees and others providing similar services (collectively, “employees”) based on the fair value of the options or units on the date of grant.
The grant date fair value of options is estimated using an option pricing model and is recognized as compensation expense over the vesting period, based on the number of options that are expected to vest. A corresponding increase is recognized in equity. The grant date fair values of the Company’s equity-settled performance share units, and restricted share units are determined using an option pricing model and is recognized as compensation expense over the vesting period.
The Company awards cash-settled share-based compensation to directors and employees in the form of deferred share units and restricted share units. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees, using the Black-Scholes option pricing model for certain units, as they are earned based on the estimated number of units that are expected to vest. Based on the plan, some units are initially measured at fair value and recognized as an obligation at the grant date using the Company's share price. The corresponding liability is re-measured at fair value on each reporting date and upon settlement, with changes in fair value recognized in Comprehensive Income for the period. The fair value of deferred share units and restricted share units is determined by reference to the Company’s share price when the units are awarded or re-measured.
The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.
(p) Income taxes
Income tax expense is comprised of current and deferred income tax. Current and deferred income taxes are recognized in earnings or loss except to the extent that they relate to a business combination, or to items recognized directly in equity or other comprehensive income ("OCI").
Current income taxes
Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with respect to previous years.
Deferred income taxes
Deferred tax assets and liabilities are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following do not result in deferred tax assets or liabilities:
•temporary differences arising from the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit;
•taxable temporary differences arising from the initial recognition of goodwill; and
•taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary difference will not reverse in the foreseeable future.
Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings or loss in the period that substantive enactment occurs except to the extent it relates to items recognized directly in equity or in other comprehensive income.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced to its recoverable amount.

17	Alamos Gold Inc.

2020 FINANCIAL REPORT
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to the same taxable entity and income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.
(q) Earnings per share
Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding for the period. Diluted earnings per share is calculated using the treasury method, except when assessing the dilution impact equity-settled restricted share units, and performance shares units, where the if converted method is used. The treasury method assumes that outstanding stock options with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if converted method assumes that all equity settled restricted share units, and performance share units have been converted in determining fully diluted loss per share if they are in-the-money, except where such conversion would be antidilutive.
(r) Financial instruments
The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability
Cash and cash equivalents	Amortized cost
Equity securities	Fair value through OCI
Amounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Debt and financing obligations	Amortized cost
Non-hedged derivatives	Fair value through profit or loss
Hedging derivatives	Fair value through OCI
The Company's accounting policy for financial instruments is as follows:
Financial assets
Financial assets are classified as either financial assets at fair value through profit or loss, amortized cost, or fair value through other comprehensive income ("OCI"). The Company determines the classification of its financial assets at initial recognition.
i. Financial assets recorded at fair value through profit or loss
Financial assets are classified at fair value if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in net earnings or loss.
ii. Amortized cost
Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not classified or designated as at fair value through profit and loss: 1) the Company’s objective for these financial assets is to collect their contractual cash flows and 2) the asset’s contractual cash flows represent ‘solely payments of principal and interest’. The Company’s amounts receivable are recorded at amortized cost as they meet the required criteria.
iii. Fair value through other comprehensive income ("OCI")
For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at fair value through other comprehensive income ("FVOCI"), with all subsequent changes in fair value being recognized in other comprehensive income. This election is available for each separate investment. Under this FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment the cumulative change in fair value is not recycled to profit or loss, rather transferred to deficit. The Company has elected to account for equity securities within this manner.
iv. Reclassifications
Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.

18	Alamos Gold Inc.

2020 FINANCIAL REPORT
Financial liabilities
Financial liabilities, including accounts payable and accrued liabilities, as well as debt and financing obligations are accounted for at amortized cost.
Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability. The amortization of debt issue costs is calculated using the effective interest method.
Derivative financial instruments
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices, including the Company’s final product, consumables and other currencies against the US Dollars. Derivative financial instruments are measured at fair value at each reporting period.
Non-hedged derivative financial instruments
All derivative instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedging derivative financial instruments are included in net earnings or loss as non-hedging derivative gains or losses.
Derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
(s) Hedges
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of other comprehensive income when the underlying hedged transaction, identified at the inception of the hedge, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in other comprehensive income are removed and added to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in net earnings or loss. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income.
Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred and are recorded in net earnings or loss. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to net earnings or loss immediately.

19	Alamos Gold Inc.

2020 FINANCIAL REPORT
(t) Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company’s operating segments, before aggregation, have been identified as the Company’s individual operating mines. Aggregation of one or more operating segment into a single operating segment is permitted if aggregation is consistent with the core principle of the standard, the operating segments have similar economic characteristics, and the operating segments have a number of other similarities, including similarities in the nature of their products, production processes, and regulatory environment. The Company’s reportable segments are consistent with the identified operating segments.
(u) Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract contains the right to control the use of the identified asset, the Company assesses whether:
•The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•The Company has the right to obtain substantially all of the economic benefits from use of the asset through the period of use; and
•The Company has the right to direct the use of the asset. The Company has this right when it has the decision making rights that are most relevant to changing how and for what purpose the asset is used.
At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset, which is included in mineral property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee;
•exercise prices of purchase options if the Company are reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or when there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to net earnings.

The Company has elected not to recognize assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. Lease payments associated with these leases will be recognized as an expense over the lease term. The Company has elected to apply the practical expedient to account for each lease component and any non-lease components, except embedded derivatives accounted for separately, as a single lease component.

20	Alamos Gold Inc.

2020 FINANCIAL REPORT
(v) New Standards issued and adopted
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2020:
On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020, and did not have any impact on the Company's acquisition of the Host's Gold royalty or Trillium Mining Corp. (note 7).

On September 26, 2019, the IASB issued amendments for some of its requirements for hedge accounting in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, as well as the related Standard on disclosures, IFRS 7 Financial Instruments: Disclosures in relation to Phase 1 of IBOR Reform and its Effects on Financial Reporting project. The amendments are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as interbank offered rates (IBORs). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective from January 1, 2020, and did not have any impact on the Company.

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16). The amendments exempt lessees from having to consider individual lease contracts to determine whether rent concessions occurring as a direct consequence of the Covid-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to Covid-19-related rent concessions that reduce lease payments due on or before June 30, 2021. The amendments were effective for annual periods beginning on or after June 1, 2020, and did not have any impact on the Company.
(w) Standards issued but not yet adopted
Standards issued, but not yet adopted include:

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. On July 15, 2020 the IASB issued an amendment to defer the effective date by one year. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

•settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently assessing the impact of the standard on the financial statements.

On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards (Phase 2). The standards impacted include: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:

•changes to contractual cash flows—a company will not have to derecognize the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
•hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
•disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

21	Alamos Gold Inc.

2020 FINANCIAL REPORT
The amendments are effective for annual periods beginning on or after January 1, 2021. The Company does not anticipate the adoption of the new standard to impact the financial statements.

On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16). The amendments provide guidance on the accounting for sale proceeds and the related production costs for items a company produces and sells in the process of making an item of property, plant and equipment (PPE) available for its intended use. Specifically, proceeds from selling items before the related item of PPE is available for use should be recognised in profit or loss, together with the costs of producing those items. The amendments are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The Company is currently assessing the impact of the standard.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Many of the amounts included in the Consolidated Statements of Financial Position require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.
Critical accounting estimates
The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.
•The Company accounts for its ore stockpiles and in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching from heap leach operations, milling and gold recovery process. The Company estimates the expected ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to estimate the recoverable metals at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.
•The Company values inventory at the lower of cost and net realizable value. The calculation of net realizable value relies on forecasted gold prices, estimated grades of ore on stockpiles and heap leach pads, forecasted exchange rates, and estimated costs to complete the processing of ore inventory.
•The Company makes estimates of the quantities of proven and probable mineral reserves of its mines and the portion of mineral resources expected to be ultimately converted to mineral reserves. The estimation of quantities of mineral reserves and mineral resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Mineral reserve estimates are used in the calculation of depletion expense and to calculate the recoverable amount of a CGU, and to forecast the expected life of a mine.
•The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of mineral reserves and may result in mineral reserves and mineral resources being revised. In addition, these estimates are used to calculate the recoverable amount of a CGU for the purpose of impairment testing.
•The Company amortizes its property, plant and equipment, net of residual value, over the estimated useful life of each asset, not to exceed the life of the mine at which the asset is utilized. The Company uses estimated proven and probable mineral reserves, and an estimate of mineral resources as the basis for amortizing certain mineral property, plant and equipment. The physical life of these assets, and related components, may differ from the Company’s estimate, which would impact amortization and depletion expense.
•The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset and investment tax credits will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning

22	Alamos Gold Inc.

2020 FINANCIAL REPORT
initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.
•The Company makes estimates of the timing and amount of expenditures required to settle the Company’s decommissioning liabilities. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a decommissioning liability is inherently more subjective.
Critical accounting judgements
The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.
•The Company makes judgements about whether or not indicators of impairment, or indicators of a reversal of impairment, exist at each reporting period. This determination impacts whether or not a detailed impairment assessment is performed at the reporting date. These judgements did not impact CGUs for the years ended December 31, 2020 and 2019.

5.	AMOUNTS RECEIVABLE

	December 31, 2020	December 31, 2019
Sales tax receivables
Canada	$5.4	$8.9
Mexico	17.7	18.1
Other	4.0	5.7
Other receivables	7.6	4.7
	$34.7	$37.4
Sales tax receivables are mainly related to value-added taxes at the Company's Mexican and Canadian operations. The Company expects that these receivables will be collected within the next year.

6.	INVENTORY

	December 31, 2020	December 31, 2019
In-process precious metals	$72.7	$59.0
Ore in stockpiles	30.8	33.4
Parts and supplies	53.0	49.2
Dore, and refined precious metals	9.9	11.0
	166.4	152.6
Less: Long-term inventory	(17.9)	(25.7)
	$148.5	$126.9
Long term inventory consists of long-term stockpiles which are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the year ended December 31, 2020, was $319.9 million (December 31, 2019- $345.4 million). The amount of inventories recognized in amortization costs for the year ended December 31, 2020, was $152.7 million (December 31, 2019- $165.0 million).
During the second quarter of 2020, the Company temporarily suspended operations at Island Gold and Mulatos due to the COVID-19 pandemic. As a result, indirect production costs that exceeded normal operating capacity were expensed as incurred

23	Alamos Gold Inc.

2020 FINANCIAL REPORT
and not including in the inventory valuation. The Company identified indirect production costs of gold of $5.4 million that were expensed as incurred and not included in inventory in the second quarter of 2020. In addition, amortization costs of $1.1 million were reclassified to COVID-19 costs in the second quarter of 2020. All operating costs incurred subsequent to the mine-sites returning to planned operating levels have been included in mining and processing costs. As a result, there were no amounts classified as COVID-19 costs subsequent to June 30, 2020.

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2018	$1,194.6	$2,305.6	$95.8	$250.4	$3,846.4
Additions	125.2	131.9	9.1	11.6	277.8
Revisions to decommissioning liabilities	—	13.3	—	—	13.3
Right-of-use assets	2.4	—	—	—	2.4
Disposals	(1.9)	—	—	—	(1.9)
At December 31, 2019	$1,320.3	$2,450.8	$104.9	$262.0	$4,138.0
Additions	94.1	101.5	33.2	14.2	243.0
Acquisition of Trillium Mining Corp. (i)	—	—	—	19.3	19.3
Repurchase of Island Gold royalty (ii)	—	54.8	—	—	54.8
Revisions to decommissioning liabilities	—	17.1	—	—	17.1
Disposals	(5.6)	—	—	—	(5.6)
Transfers	121.2	—	(121.2)	—	—
At December 31, 2020	$1,530.0	$2,624.2	$16.9	$295.5	$4,466.6

Accumulated amortization and impairment charges
At December 31, 2018	$502.9	$521.4	$—	$8.8	$1,033.1
Amortization	66.6	105.0	—	—	171.6
Amortization (right-of-use assets)	1.1	—	—	—	1.1
Disposals	(1.2)	—	—	—	(1.2)
At December 31, 2019	$569.4	$626.4	$—	$8.8	$1,204.6
Amortization	75.5	88.8	—	—	164.3
Amortization (right-of-use assets)	1.0	—	—	—	1.0
Disposals	(4.6)	—	—	—	(4.6)
At December 31, 2020	$641.3	$715.2	$—	$8.8	$1,365.3

Net carrying value
At December 31, 2019	$750.9	$1,824.4	$104.9	$253.2	$2,933.4
At December 31, 2020	$888.7	$1,909.0	$16.9	$286.7	$3,101.3
Note: Certain comparative balances have been restated to conform presentation adopted during the year.

24	Alamos Gold Inc.

2020 FINANCIAL REPORT
The net carrying values by segment (note 14) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$684.7	$822.8	—	—	$1,507.5
Island Gold	88.4	818.7	4.9	—	912.0
Mulatos	107.8	126.7	12.0	—	246.5
Kirazlı	0.3	140.8	—	—	141.1
Corporate and other	7.5	—	—	286.7	294.2
At December 31, 2020	$888.7	$1,909.0	$16.9	$286.7	$3,101.3

Young-Davidson	$555.3	$807.0	$104.9	—	$1,467.2
Island Gold	77.3	747.0	—	—	824.3
Mulatos	109.7	136.1	—	—	245.8
Kirazlı	0.3	134.3	—	—	134.6
Corporate and other	8.3	—	—	253.2	261.5
At December 31, 2019	$750.9	$1,824.4	$104.9	$253.2	$2,933.4
(i) Acquisition of Trillium Mining Corp.
On December 17, 2020, the Company acquired all the issued and outstanding common shares of Trillium Mining Corp, for cash consideration of $19.5 million (CAD$25.0 million), which owns property adjacent to the Island Gold mine. Under IFRS 3, Business Combinations, the transaction was identified as an asset acquisition.
The allocation of the purchase price to the net assets acquired are as follows:

Consideration paid	$19.5

Net assets acquired
Cash and cash equivalents	$0.1
Current assets less current liabilities, excluding cash and cash equivalents	0.1
Mineral property, plant and equipment	19.3
$19.5
(ii) Repurchase of Island Gold Royalty
During the first quarter of 2020, the Company acquired and canceled a 3% net smelter return royalty payable on production from certain claims at the Island Gold mine for consideration of $54.8 million.
Construction in Progress
The carrying value of construction in progress at December 31, 2020 was $98.7 million (December 31, 2019 - $203.7 million). The reduction in construction in progress primarily relates to the completion of the lower mine construction at the Young-Davidson mine in 2020, which was transferred to plant and equipment.

25	Alamos Gold Inc.

2020 FINANCIAL REPORT

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2020	December 31, 2019
Trade accounts payable and accrued liabilities	$117.7	$118.3
Royalties payable	3.3	4.4
Share-based compensation liability	9.9	3.8
Current portion of equipment financing obligations	0.5	0.8
	$131.4	$127.3

9.	DECOMMISSIONING LIABILITIES
A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings or loss. In addition, the discounted value is added to the carrying amount of mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the mine. A continuity of the decommissioning liability is as follows:

Total
Balance – current and non-current portion December 31, 2018	$44.9
Reclamation expenditures	(2.0)
Accretion expense	2.8
Revisions to expected discounted cash flows	13.3
Balance – current and non-current portion December 31, 2019	$59.0
Reclamation expenditures	(3.5)
Accretion expense	2.6
Revisions to expected discounted cash flows	17.1
Balance – current and non-current portion December 31, 2020	$75.2
The majority of the expenditures are expected to occur between 2025 and 2038. The discount rates used in discounting the estimated reclamation and closure cost obligations were between 1.2% and 10.5% for the year ended December 31, 2020 (2019 – 1.8% and 10.5%), and the inflation rate used was between 1.5% and 9.5% for the year ended December 31, 2020 (2019 – 1.5% and 9.5%).
The total undiscounted value of the decommissioning liabilities at December 31, 2020 was $76.6 million (2019 - $66.1 million).
As at December 31, 2020, decommissioning liabilities were classified as non-current. As at December 31, 2019, $1.9 million of decommissioning costs were classified as current related to El Chanate reclamation, with the remaining $57.1 million classified as non-current.

26	Alamos Gold Inc.

2020 FINANCIAL REPORT

10.	INCOME TAXES
The following table represents the major components of income tax expense recognized in net earnings for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Current income tax expense	$30.1	$12.7
Deferred income tax expense	43.9	20.1
Income tax expense recognized in net earnings	$74.0	$32.8
The statutory tax rate for 2020 was 25.0% (2019 – 25.0%). The following table reconciles the expected income tax expense at the Canadian combined statutory income tax rate to the amounts recognized in net earnings for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Earnings before income taxes	$218.2	$128.9
Statutory tax rate	25.0%	25.0%
Expected income tax expense based on above rates	$54.6	$32.2
Effect of higher tax rates in foreign jurisdictions	3.5	1.0
Non-deductible expenses	1.0	(1.4)
Impact of local mining taxes	14.1	7.2
Impact of foreign exchange	3.1	(13.2)
Impact of renouncement of flow through share expenditures	0.9	0.8
Withholding tax	0.9	1.2
Change in unrecognized temporary differences	(3.0)	4.6
Other	(1.1)	0.4
Income tax expense	$74.0	$32.8
The following table reflects the change in deferred income tax liability at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Balance, beginning of year	$513.7	$491.5
Deferred income tax expense recognized in net earnings	43.9	20.1
Deferred income tax expense recognized in OCI	2.3	2.1
Balance, end of year	$559.9	$513.7
The following reflects the deferred income tax liability at December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Accounting value of mineral property, plant and equipment in excess of tax value	$591.8	$557.0
Accounting value of inventories in excess of tax value	8.8	7.9
Other taxable temporary differences	(25.5)	(19.8)
Non-capital losses carried forward	(15.2)	(31.4)
Deferred income tax liability	$559.9	$513.7

27	Alamos Gold Inc.

2020 FINANCIAL REPORT
The Company has Canadian tax losses of $59.7 million expiring between 2025 and 2039, Mexican tax losses of $24.9 million expiring between 2021 and 2030, United States tax losses of $19.4 million expiring between 2028 and 2037, as well as Turkish tax losses of $3.7 million expiring between 2021 and 2025.
The Company has unrecognized deferred income tax assets at December 31, 2020 in respect of aggregate loss carryforwards, deductible temporary differences and unused tax credits. The unrecognized loss carryforwards, deductible temporary differences and unused tax credits are $77.2 million (December 31, 2019 -$96.8 million).
At December 31, 2020, the Company has unrecognized deferred income tax liabilities on taxable temporary differences of $50.1 million (December 31, 2019 - $17.8 million) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

11.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2018	391,250,203	$3,705.2
Shares issued through:
Share-based compensation plans	1,555,989	9.5
Shares repurchased and cancelled	(2,748,352)	(26.1)
Exercise of warrants	45	—
Flow-through share financing	1,132,169	5.9
Cancellation of unexchanged post-amalgamation shares	(119,237)	(1.2)
Outstanding at December 31, 2019	391,070,817	$3,693.3
Shares issued through:
Share-based compensation plans	1,653,361	10.3
Shares repurchased and cancelled (i)	(1,133,561)	(10.7)
Dividend reinvestment plan and share purchase plan (ii)	1,186,205	10.0
Outstanding at December 31, 2020	392,776,822	$3,702.9

(i) Normal Course Issuer Bid
In December 2020, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 35,145,504 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2021.

During the year ended December 31, 2020, the Company repurchased and canceled 1,133,561 Common Shares at a cost of $5.5 million or $4.89 per share. The Company recognized a $10.7 million reduction in share capital, and a gain of $5.2 million recognized within deficit. In 2019, the Company repurchased and canceled 2,748,352 Common Shares at a cost of $11.4 million or $4.17 per share.

(ii) Dividend Reinvestment and Share Purchase Plan
In 2020, the Company implemented a dividend reinvestment and share purchase plan ("DRIP"). This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends or purchase common shares under the plan to a maximum of $20,000 per participant per fiscal year. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the year ended December 31, 2020, the Company issued 1,186,205 shares pursuant to the DRIP, valued at $10.0 million, of which $8.3 million was issued pursuant to the share purchase plan. On November 1,

28	Alamos Gold Inc.

2020 FINANCIAL REPORT
2020, the Company suspended the share purchase plan. As a result, only the dividend reinvestment plan remained active at December 31, 2020.
b) Employee long-term incentive plan and employee share purchase plan

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units ("DSUs"), performance share units ("PSUs"), and restricted share units ("RSUs") may be granted to directors, officers, and employees of the Company. The incentive plan was approved by shareholders in 2019. The Company also has an Employee Share Purchase Plan which enables employees to purchase Class A common shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 50% of the employees’ contributions. The common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the quarter. At the option of the Company, the shares may be purchased for plan participants in the open market. The maximum number of Class A common shares that may be reserved and set aside for issuance under the long-term incentive plan is 5.0% of the Class A common shares outstanding at the time of granting the award (on a non-diluted basis) inclusive of 0.8% of the issued and outstanding shares (on a non-diluted basis) specifically allocated to the employee share purchase plan.
c)    Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2018	6,655,455	$7.38
Granted	965,876	6.59
Exercised	(1,555,989)	5.93
Expired	(1,600,080)	10.52
Outstanding at December 31, 2019	4,465,262	$6.59
Granted	876,425	7.66
Exercised	(1,653,361)	6.15
Expired	(211,747)	11.02
Outstanding at December 31, 2020	3,476,579	$6.80
During the year ended December 31, 2020, the weighted average share price at the date of exercise for stock options exercised was CAD $10.90 per share (for the year ended December 31, 2019 - CAD $9.66 per share).
(i) Stock options granted
During the year ended December 31, 2020, the Company granted 876,425 stock options (year ended December 31, 2019 - 965,876). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted in the year ended:	December 31, 2020	December 31, 2019
Weighted average share price at grant date (CAD$)	$7.66	$6.59
Risk-free rate	1.07% - 1.62%	1.32% - 1.68%
Expected dividend yield	1.02%	0.84%
Expected stock price volatility (based on historical volatility)	52%	54%
Expected life of option (months)	42 - 84	42 - 84
Weighted average per share fair value of stock options granted (CAD$)	$3.27	$2.95

29	Alamos Gold Inc.

2020 FINANCIAL REPORT
Stock options outstanding and exercisable as at December 31, 2020:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$3.01 - $5.00	560,000	3.75	2.05	560,000	3.75
$6.01 - $7.00	1,596,265	6.57	4.71	679,852	6.57
$7.01 - $8.00	809,184	7.62	6.02	291	7.07
$8.01 - $9.00	28,571	8.63	6.16	—	—
$9.01 - $10.00	482,559	9.62	3.18	482,559	9.62
	3,476,579	$6.80	4.39	1,722,702	$6.51
d)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentive plans ("LTI") outstanding for the years ended December 31, 2020 and 2019:

	Restricted share units ("RSU")	Stock appreciation rights ("SAR")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2018	1,567,696	509,192	645,413	983,441
Granted	832,366	—	208,882	423,628
Forfeited	(305,300)	(309,566)	—	—
Settled	(427,937)	(108,319)	(165,868)	(324,916)
Outstanding units, December 31, 2019	1,666,825	91,307	688,427	1,082,153
Granted	851,453	—	176,418	475,623
Forfeited	(201,954)	(13,195)	—	(75,892)
Settled	(347,733)	(78,112)	—	(247,866)
Outstanding units, December 31, 2020	1,968,591	—	864,845	1,234,018
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.

30	Alamos Gold Inc.

2020 FINANCIAL REPORT
e) Earnings per share
Basic earnings per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For the year ended
	December 31, 2020	December 31, 2019
Net earnings	$144.2	$96.1
Weighted average number of common shares outstanding (in thousands)	391,675	390,160
Basic earnings per share	$0.37	$0.25

Dilutive effect of potential common share equivalents (in thousands)	3,187	3,267

Diluted weighted average number of common shares outstanding (in thousands)	394,862	393,427
Diluted earnings per share	$0.37	$0.24

The following table lists the equity securities that were excluded from the computation of diluted earnings per share as the exercise price related to these securities exceeded the average market price of the Company's common shares of CAD $10.87 and CAD $7.18 in 2019.

	For the years ended December 31,
(in thousands)	2020	2019
Stock options	—	1,420
(f)    Dividends
During 2020, the Company increased its quarterly dividend payment on two occasions, increasing it from $0.01 per share to $0.02 per share with the fourth quarter dividend payment, representing a 100% increase. During the year ended December 31, 2020, the Company declared dividends totaling $25.6 million, of which $23.9 million were paid in cash (2019 - declared and paid $15.6 million dividends). The remaining $1.7 million were issued in the form of common shares pursuant to the Company's DRIP.

31	Alamos Gold Inc.

2020 FINANCIAL REPORT

12.	OTHER (LOSS) GAIN
Other (loss) gain recorded in net earnings for the years ended:

	December 31,	December 31,
	2020	2019
Reduction of obligation to renounce flow-through exploration expenditures	$1.0	$0.6
Unrealized gain (loss) on non-hedging derivatives	0.7	(0.6)
Loss on disposal of assets	(1.0)	(0.7)
Gain on sale of non-core royalties	0.6	8.0
Other	(5.0)	(2.2)
	($3.7)	$5.1

13.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid:

	December 31,	December 31,
	2020	2019
Amounts receivable	$3.3	($0.4)
Inventory	(13.3)	(11.4)
Advances and prepaid expenses	(3.8)	(2.8)
Accounts payable and accrued liabilities	3.9	(14.0)
Income taxes paid	(4.6)	(4.1)
	($14.5)	($32.7)
Other items:

	December 31,	December 31,
	2020	2019
Unrealized (gain) loss on non-hedging derivatives	($0.7)	$0.6
Payment for reclamation activities	(3.5)	(2.0)
Interest received	1.5	3.4
Credit facility standby fees	(1.7)	(1.8)
Distribution of share-based compensation	(3.5)	(3.8)
Reduction of obligation to renounce flow-through exploration expenditures	(1.0)	(0.6)
Loss on disposal of assets	1.0	0.7
Non-cash proceeds on sale of non-core royalties	—	(8.0)
Other	2.8	(0.7)
	($5.1)	($12.2)

32	Alamos Gold Inc.

2020 FINANCIAL REPORT

14.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines and significant development projects. The Company operates in three principal geographical areas - Canada, Mexico and Turkey. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico. In addition, the Company owns the Kirazlı project in Turkey. As of January 1, 2020, the El Chanate mine in Sonora Mexico is in the reclamation phase and is no longer considered an operating segment by management; the results from El Chanate have been included in the comparative period only. The results from operations for these reportable operating segments are summarized in the following tables:

Year Ended December 31, 2020
	Young-Davidson	Mulatos	Island Gold	Corporate /other[1]	Total
Operating revenues	$239.4	$261.7	$247.0	—	$748.1
Cost of sales
Mining and processing	133.9	120.9	57.8	—	312.6
Royalties	3.7	1.3	5.2	—	10.2
COVID-19 costs	—	2.0	4.5	—	6.5
Amortization	63.7	44.6	44.4	—	152.7
	201.3	168.8	111.9	—	482.0
Expenses
Exploration	—	4.2	1.0	2.0	7.2
Corporate and administrative	—	—	—	21.0	21.0
Share-based compensation	—	—	—	10.3	10.3
Earnings (loss) from operations	$38.1	$88.7	$134.1	($33.3)	$227.6
Finance expense					(4.3)
Foreign exchange loss					(1.4)
Other loss					(3.7)
Earnings before income taxes					$218.2
1. Corporate/other consists of corporate balances and exploration, development projects and mines in reclamation. During the construction phase of Kirazlı, all operating costs are capitalized to the project, however costs that are expensed are included in the Corporate and other segment.

33	Alamos Gold Inc.

2020 FINANCIAL REPORT

Year Ended December 31, 2019
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$262.1	$194.4	$207.3	$19.3	—	$683.1
Cost of sales
Mining and processing	146.6	107.8	64.2	20.4	—	339.0
Royalties	4.4	3.1	9.9	—	—	17.4
Amortization	80.1	28.0	55.3	1.6	—	165.0
	231.1	138.9	129.4	22.0	—	521.4
Expenses
Exploration	—	3.6	1.1	—	2.0	6.7
Corporate and administrative	—	—		—	19.8	19.8
Share-based compensation	—	—		—	9.2	9.2
Earnings (loss) from operations	$31.0	$51.9	$76.8	($2.7)	($31.0)	$126.0
Finance expense						(2.5)
Foreign exchange gain						0.3
Other gain						5.1
Earnings before income taxes						$128.9
1. Corporate/other consists of corporate balances and exploration, development projects and mines in reclamation. During the construction phase of Kirazlı, all operating costs are capitalized to the project, however costs that are expensed are included in the Corporate and other segment.
(b) Segment assets and liabilities
The following table presents the segment assets and liabilities:

	Total Assets		Total liabilities
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Young-Davidson	$1,652.8	$1,595.8	$275.8	$264.6
Mulatos	420.9	411.3	120.1	102.6
Island Gold	995.0	921.4	301.1	269.4
Kirazlı	152.6	147.5	15.6	14.9
Corporate/other	415.2	320.5	72.4	49.7
Total assets and liabilities	$3,636.5	$3,396.5	$785.0	$701.2

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The Company does not have any non-recurring fair value measurements as at December 31, 2020. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

34	Alamos Gold Inc.

2020 FINANCIAL REPORT

	December 31, 2020		December 31, 2019
	Level 1	Level 2	Level 1	Level 2
Financial assets (liabilities)
Fair value through profit or loss
Gold options	—	—	—	(0.7)
Fair value through OCI
Equity securities	43.7	—	22.8	—
Currency hedging derivative instruments	—	4.3	—	3.3
Fuel options	—	0.1	—	—
	$43.7	$4.4	$22.8	$2.6
The methods of measuring financial assets and liabilities have not changed during the year ended December 31, 2020. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option and forwards (gold and currency) contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
Equity Securities

As at December 31, 2020, the Company held shares in the following companies:

Company	Fair Value
Metalla Royalty & Streaming Ltd.	$13.5
Monarch Gold Corp.	19.4
Other investments	10.8
$43.7

As at December 31, 2019, the Company held shares in various companies with a fair value of $22.8 million.

Revolving Credit Facility
In December 2019, the Company increased the existing credit facility (the "Facility"), from $400.0 million to $500.0 million, expiring on December 17, 2023. The Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts.

During the first quarter of 2020, the Company drew $100.0 million from the Facility. The outstanding balance was repaid in October 2020 and no amounts are outstanding on the Facility as at December 31, 2020.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2020, the Company is in compliance with the covenants.

35	Alamos Gold Inc.

2020 FINANCIAL REPORT
Derivative Instruments
The fair value of derivative instruments is as follows:

	December 31,	December 31,
	2020	2019
Derivatives designated as hedging instruments
Currency hedging derivative instruments	4.3	$3.3
Fuel options	0.1	—
	$4.4	$3.3
Derivatives not designated as hedging instruments
Gold options	—	($0.7)

Currency derivative instruments
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk. The Company has designated options and forwards as cash flow hedges for the highly probable Canadian dollar and Mexican peso purchases. These derivatives meet the hedge effectiveness criteria and are designated in a hedge accounting relationship as a result of the following factors:
•An economic relationship exists between the hedged item and hedging instrument, as notional amounts match and both the hedged item and hedging instrument fair values move in response to the same risk (foreign exchange rates). Cash flows in relation to the designated hedged item and hedging instrument are matched since the foreign currency option and forward contracts (hedging instrument) matures during the same month as the operational cash flows (hedged item) are expected to be incurred. The correlation between the foreign exchange rate of the hedged item and the hedging instrument is highly correlated and closely aligned as the maturity and the notional amount are the same.
•The hedge ratio is one to one for this hedging relationship, as the hedged item is foreign currency risk that is hedged with a foreign currency hedging instrument using one unit of both the hedged and hedging item respectively.
• Credit risk is not material in the fair value of the hedging relationship.
The Company has identified two sources of potential ineffectiveness: 1) the timing of cash flow differences between the expenditure and the related derivative and 2) the inclusion of credit risk in the fair value of the derivative not replicated in the hedged item. The Company expects the impact of these sources of hedge ineffectiveness to be minimal. The timing of hedge settlements and incurred expenditures are closely aligned, as they are expected to occur within 30 days of each other. As noted above, credit risk is not a material component of the fair value of the Company’s hedging instruments, as all counterparties are reputable Canadian banking institutions and are highly rated.
The effective portion of the changes in fair value of the hedging instrument for the years ended December 31, 2020 and 2019 recorded in accumulated other comprehensive income is:

	December 31,	December 31,
	2020	2019
Balance, beginning of the period	$4.6	($1.4)
Unrealized (loss) gain on currency instruments	(0.4)	9.6
Less: realized loss on CAD currency instruments	0.8	—
Less: realized loss (gain) on MXN currency instruments	0.6	(1.5)
Deferred income tax related to hedging instrument	0.1	(2.1)
	$5.7	$4.6
For the year ended December 31, 2020, the Company did not recognize any ineffectiveness on the hedging instruments.

36	Alamos Gold Inc.

2020 FINANCIAL REPORT
The open contracts, which settle on a monthly basis, are summarized as at December 31, 2020:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2021	Collars	45.0	1.31	1.38

Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2021	Collars	1,185.0	20.96	25.28

The fair value of these contracts was an asset of $4.3 million at December 31, 2020 (December 31, 2019 - asset of $3.3 million). For the year ended December 31, 2020, the Company realized losses of $1.4 million on the foreign currency contracts (for the year ended December 31, 2019 - realized gains of $1.5 million).

Gold option contracts

As at December 31, 2020, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,730 per ounce and a maximum average realized gold price of $2,074 per ounce, regardless of the movement in gold prices during 2021.
The following gold collar contracts are outstanding as of December 31, 2020:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2021	Collars	31,500	$1,730	$2,074
The fair value of these contracts was nominal at December 31, 2020 (December 31, 2019 - liability of $0.7 million). The options mature monthly throughout the first half of 2021.
For the year ended December 31, 2020, the Company realized losses of $8.1 million related to the settlement of option contracts (2019 - realized losses of $5.9 million). Total unrealized gains for the year ended December 31, 2020 was $0.7 million (2019 - unrealized losses of $0.6 million). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.
Fuel option contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk. The Company has designated options as cash flow hedges for the highly probable consumption of diesel. These derivatives meet the hedge effectiveness criteria and are designated in a hedge accounting relationship as a result of the following factors:
•An economic relationship exists between the hedged item and the hedging instrument. In order to assess the economic relationship between rack ULSD price and the NY Harbour ULSD benchmark, the Company considered both qualitative and quantitative factors. Cash flows in relation to the designated hedged item and hedging instrument are matched since the NY Harbour ULSD option contracts (hedging instrument) expires during the same month as the operational cash flows (hedged item) are expected to be incurred. The correlation between the hedged item and the hedging instrument is highly correlated and closely aligned as the maturity and the notional amount are the same.
•The hedge ratio is one to one for this hedging relationship, as the hedged item is the diesel price risk that is hedged with a NY Harbour ULSD hedging instrument using one unit of both the hedged and hedging item respectively.
•Credit risk is not material in the fair value of the hedging relationship.
The Company has identified two sources of potential ineffectiveness: 1) the timing of cash flow differences between the expenditure and the related derivative and 2) the inclusion of credit risk in the fair value of the derivative not replicated in the

37	Alamos Gold Inc.

2020 FINANCIAL REPORT
hedged item. The Company expects the impact of these sources of hedge ineffectiveness to be minimal. The timing of hedge settlements and incurred expenditures is closely aligned, as they are expected to occur within 30 days of each other. As noted above, credit risk is not a material component of the fair value of the Company’s hedging instruments, as all counterparties are reputable Canadian banking institutions and are highly rated.
As at December 31, 2020, the Company has hedged 504,000 gallons of diesel at a range of $1.00 to $1.50 per gallon.

The fair value of these contracts was an asset of $0.1 million as at December 31, 2020 (December 31, 2019 – nil). For the year ended December 31, 2020, the Company has an unrealized gain of $0.1 million recorded in accumulated other comprehensive loss related to the fuel hedges (2019 - unrealized gain of $0.5 million). The Company did not recognize any ineffectiveness on the hedging instruments.
Risks
In the normal course of operations, the Company is exposed to credit risk, liquidity risk and the following market risks: commodity price, market price, interest rate and foreign currency exchange rate. The Company has developed a risk management process to identify, analyze and assess these and other risks, and has formed a Risk Committee to monitor all significant risks to the Company. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.
Commodity price risk
The profitability of the Company’s mining operations is significantly affected by changes in the market price for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into collars, options or other financial instruments to manage short term commodity price fluctuations.
Market price risk
The Company’s earnings or loss, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold and silver. Gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control. For the year ended December 31, 2020, the Company’s revenues and cash flows were impacted by gold prices fluctuating from a low of $1,474 to a high of $2,067 per ounce. Metal price declines could cause the continued development of, and production from, the Company’s properties to be uneconomic. A 10% change in the gold price would impact the Company's net earnings before tax for the year ended December 31, 2020 by $73.8 million (2019 - $66.6 million).
The Company is exposed to fluctuations in the fair value of investments made in equity securities. A 10% increase or reduction in each investee’s share price at December 31, 2020 would have increased or reduced other comprehensive income by $4.3 million (2019 - $2.1 million).
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations bear interest at fixed rates and are therefore not exposed to changes in future cash flows attributable to changes in market interest rates. The interest rate on the Facility is variable, however, the Facility was undrawn as at December 31, 2020.
The Company is exposed to interest rate risk on its cash and cash equivalents. The cash and cash equivalent interest earned is based on bank account interest rates which may fluctuate. A 100 basis point change in the interest rate would result in an increase or decrease of approximately $2.2 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.
Foreign currency exchange rate risk
Metal sales revenues for the Company are denominated in US dollars. The Company is exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

38	Alamos Gold Inc.

2020 FINANCIAL REPORT
A 10% strengthening or deterioration of these currencies against the US dollar at each balance sheet date would have resulted in a gain recorded in net loss by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

	December 31, 2020	December 31, 2019
Impact of a 10% change in foreign exchange rates
Canadian dollar	$3.3	$1.2
Mexican peso	0.4	1.7
The currencies of the Company's financial instruments and other foreign currency denominated liabilities based on notional amounts, denominated in U.S dollar equivalents were as follows:

	Canadian Dollars		Mexican Peso
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Cash and cash equivalents	$33.5	$22.5	$6.5	$9.0
Equity securities	43.7	22.8	—	—
Amounts receivable	6.9	10.3	18.7	20.9
Other monetary assets (liabilities)	20.2	33.0	4.1	3.7
Accounts payable and accrued liabilities	(71.7)	(76.9)	(25.4)	(18.0)
Total exposure to currency risk	32.6	11.7	3.9	15.6
Credit risk
Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, restricted cash, and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.
The Company's maximum exposure to credit risk is as follows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$220.5	$182.8
Trade receivables	7.6	4.7
Total financial instrument exposure to credit risk	$228.1	$187.5
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

39	Alamos Gold Inc.

2020 FINANCIAL REPORT
(a) Contractual commitments
The following table shows the maturities of contractual commitments. The amount presented represents the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Operating and financing leases	0.6	0.9	0.9	0.5	2.9
Accounts payable and accrued liabilities	131.4	—	—	—	131.4
Decommissioning liability	—	0.2	18.0	58.4	76.6
Contract mining	64.7	81.8	42.1	25.7	214.3
Capital commitments	30.9	5.2	—	—	36.1
	$227.6	$88.1	$61.0	$84.6	$461.3
Contractual obligations exist with respect to royalties (note 19); however, gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price.
The obligations related to contract mining are based on current mine plans, and are subject to change.
The Company’s future operating cash flow and cash position are highly dependent on gold prices, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuously low gold prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.

16.	LEASES

Right-of-use assets
The Company classifies right-of-use ("ROU") assets as an asset either explicitly specified in the contract or implicitly specified at the time it is made available for use by the Company. In conjunction, the Company controls either directly or indirectly the operation of that asset, as well, derives substantially all the economic benefits from use of the asset.

The ROU assets have been included within in the mineral property, plant and equipment section of the consolidated financial statements (note 7). As at December 31, 2020, ROU assets had a net carrying value of $4.5 million (2019 - $5.6 million).

Amounts recognized in net earnings

The following amounts were recognized in net earnings, related to contracts that the Company applied the practical expedients of the standard:

	December 31, 2020	December 31, 2019

Interest expense on lease liabilities	0.2	0.3
Expense relating to short-term leases	5.8	2.7
Expense relating to low value assets	0.1	0.1
Expense relating to variable lease payments not included in the measurement of the lease liability	78.2	98.1
	84.3	101.2

40	Alamos Gold Inc.

2020 FINANCIAL REPORT
The Company has a number of contracts that are based on variable measures, and not fixed payments. These contracts include measures such as tonnes mined, or metres developed, which exempt the contracts from recognizing the ROU asset or lease liability.

Total cash outflow for leases amount to $84.6 million for the year ended December 31, 2019 (2019 - payments of $103.3 million).

17.	MANAGEMENT OF CAPITAL
The Company defines capital that it manages as its shareholders equity as well as debt and financing obligations. The Company’s objectives when managing capital are to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. At December 31, 2020, total managed capital was $2,851.5 million (2019 - $2,695.3 million).

	December 31, 2020	December 31, 2019
Shareholder's equity	$2,851.5	$2,695.3
The Company’s capital structure reflects the requirements of an entity focused on sustaining strong cash flows from its current mining operations and financing both internal and external growth opportunities and development projects. The Company faces lengthy development lead times as well as risks associated with increasing capital costs and project completion timing due to the availability of resources, permits and other factors beyond the Company’s control. The Company’s operations are also significantly affected by the volatility of the market price of gold.
The Company continually assesses its capital structure and makes adjustments to it with reference to changes in economic conditions and risk characteristics associated with its underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, pay dividends, sell assets or enter into new debt arrangements.
The Company manages its capital structure by performing the following:
•Maintaining sufficient liquidity in order to address any potential operational disruptions or industry downturns;
•Preparing detailed budgets and cash flow forecasts for each mining operation, exploration project, development project and corporate activities that are approved by the Board of Directors;
•Regular internal reporting and Board of Directors’ meetings to review actual versus budgeted spending and cash flows; and
•Detailed project financial analysis to assess or determine new funding requirements.
There were no changes in the Company’s approach to managing capital during the year.

18.	RELATED PARTY TRANSACTIONS
Remuneration of key management (includes the Company's directors and executive team) for the years ended:

	December 31,	December 31,
Expense by nature:	2020	2019

Short-term employee benefits	7.0	6.7
Share-based payments	4.6	5.2
	$11.6	$11.9
These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties.

41	Alamos Gold Inc.

2020 FINANCIAL REPORT

19.	COMMITMENTS
Capital commitments
    As of December 31, 2020, the Company has $36.1 million in committed capital purchases (December 31, 2019 - $44.0 million).
Royalties
At the Mulatos Mine, the Company pays a royalty obligation to the Mexican government of 0.5% Extraordinary Mining Duty, which totaled $1.3 million for the year ended December 31, 2020 (2019 - $1.0 million). During the first quarter of 2019, the Company reached two million ounces of cumulative production at the Mulatos Mine, thus completing the third party royalty commitment. The Company incurred royalty expense of $2.1 million in 2019 related to this commitment.
The Company pays a 1.5% net smelter royalty on production from the Young-Davidson mine. For the year ended December 31, 2020, the Company recorded a royalty expense of $3.3 million (2019 - $4.0 million). In addition, other royalties related to production totaled $0.4 million for the year ended December 31, 2020 (2019 - $0.4 million).
At the Island Gold mine, there is an approximate 2.2% net smelter royalty on production from a range of claims on the property following the repurchase of an NSR in the first quarter of 2020 (note 7). For the year ended December 31, 2020, the Company recorded a royalty expense of $5.2 million (2019 - $9.9 million).
In addition, a third party has a 2% net smelter return royalty on production from a portion of the Company's Turkish projects. The Company is also subject to a state royalty on production in Turkey, subject to certain deductions. No payments have been made, as the projects are not in production.

42	Alamos Gold Inc.